____________________________________________________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________

FORM 6-K

__________________________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2020

Commission File Number: 001-15102

__________________________________

Embraer S.A.

__________________________________

Av. Brigadeiro Faria Lima, 2170

12227-901 São José dos Campos, São Paulo, Brazil

(Address of principal executive offices)

__________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

41803.00100

EMBRAER S.A.

NOTICE TO THE MARKET

Embraer files Form 20-F report for the fiscal year ended 2019

São José dos Campos, June 1, 2020 – Embraer S.A. (B3: EMBR3; NYSE: ERJ) announces that it has filed its Form 20-F report for the fiscal year ended 2019 with the U.S. Securities and Exchange Commission (SEC).

The report is available on the internet websites of the SEC (www.sec.gov), the Securities and Exchange Commission - CVM (www.cvm.gov.br), and the Company (ri.embraer.com.br).

Shareholders and the holders of Embraer’s American depositary shares can obtain copies of Embraer’s Annual Report 20-F, free of charge, by making a request within a reasonable period of time to Embraer’s Investor Relations Department.

For further information, please contact:

Phone: +55-11-3040-6874

Address: Avenida Dra. Ruth Cardoso, 8501, 30th floor, Pinheiros, São Paulo, SP, 05425-070, Brasil

E-mail: investor.relations@embraer.com.br

http://ri.embraer.com.br

Contacts:

Eduardo Couto

Caio Pinez

Christopher Thornsberry

Nádia Santos

Viviane Pinheiro

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 1, 2020

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations

41803.00100